MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com


September 21, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on August 30, 2016, regarding the Trust's post-effective amendment no. 70, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 74, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the SGA International Equity Fund, SGA International Equity Plus Fund, SGA International Small Cap Equity Fund and SGA Global Equity Fund (each, a "Fund" and together, the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that a Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that a Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.



                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001


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Trace Rakestraw, Esq.
September 21, 2016
Page 2


2. COMMENT. Please clarify that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The prospectus indicates that the Adviser may recover all or a portion of its prior fee waivers or expense reimbursements made during the three year period preceding any point that Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit. In light of the foregoing, the Trust believes that the prospectus includes appropriate disclosure with respect to this matter.

3. COMMENT. Please consider clarifying that the instruments listed in the first paragraph of each Fund's "Principal Investment Strategies" section are classified as equity securities for purposes of the Fund's 80% investment policy.

     RESPONSE. The requested change has been made.

4. COMMENT. Please confirm that any derivatives included as investments that satisfy a Fund's 80% investment policy will be valued for purposes of the Fund's 80% investment policy at their market, as opposed to notional, value.

     RESPONSE. The Adviser has confirmed that a Fund will generally use the market values of derivatives for purposes of its 80% investment policy, but a Fund may use the notional values of derivatives for purposes of its 80% investment policy in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, a Fund would typically expect to use that amount for purposes of its 80% investment policy.

5. COMMENT. Please delete the reference to "speculative purposes" in the "Derivatives Risk" paragraph of each Fund's "Principal Risks" section if each Fund will use derivatives only for hedging purposes.

     RESPONSE. No changes have been made in response to this comment because, as disclosed in each Fund's "Principal Investment Strategies" section, each Fund may use swaps for non-hedging purposes.

6. COMMENT. In each Fund's "Principal Investment Strategies" section, please provide a plain english explanation of the phrase "bottom-up stock selection."

     RESPONSE. The requested change has been made.

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Trace Rakestraw, Esq.
September 21, 2016
Page 3

7. COMMENT. In each Fund's "Principal Investment Strategies" section, please consider (i) describing the factors incorporated in the proprietary model that the Adviser uses to identify investments for the Fund, and (ii) clarifying how the Fund's potential sells are identified systematically.

     RESPONSE. The requested changes have been made.

8. COMMENT. In each Fund's "Principal Investment Strategies" section, please consider describing the limits on the Fund's sector, country and regional exposures.

     RESPONSE. The requested changes have been made.

9. COMMENT. In the "ETFs Risk" paragraph of each Fund's "Principal Risks" section, please clarify whether the Fund may invest in active ETFs.

     RESPONSE. The requested changes have been made.

10. COMMENT. Please confirm that the fees and expenses incurred indirectly by each Fund as a result of its investment in shares of one or more ETFs are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

11. COMMENT. Please include a discussion of each of the "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. The requested change has been made.

12.  COMMENT. In the "Related Performance Data of the Adviser" section:

     a. Please confirm that the Adviser has maintained the records that form the basis for or demonstrate the calculation of the performance of the accounts included in the Composites, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. The Adviser confirms that it has maintained the records in accordance with Rule 204-2(a)(16) under the Advisers Act.

     b. Please explain supplementally why the exclusion of accounts with market values of less than $100,000 from each Composite does not make the performance presentations misleading.

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Trace Rakestraw, Esq.
September 21, 2016
Page 4

     RESPONSE. The Adviser believes that the exclusion of accounts with a market value of less than $100,000 from the Composites does not make the performance presentations misleading because such accounts are not representative of the Composite strategies.

     c. Please clarify the time period for which an account is included in a Composite.

     RESPONSE. The section has been revised to state that an account is included in a Composite from the first full month of management and removed after the last full month of management.

     d. Please present the performance of the Adviser's International Equity Composite as if its significant cash flow policy had not been in effect.

     RESPONSE. The requested change has been made.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

13. COMMENT. In connection with the disclosure that the Funds are permitted to invest in master limited partnerships ("MLPs"):

     a. Please add a "Deferred Income Tax Expense" line item to each Fund's "Annual Fund Operating Expenses" table in the Prospectus.

     RESPONSE. The requested changes have not been made because each Fund intends to qualify and elect to be treated as a regulated investment company under the Code and, as such, does not expect to pay any income tax.

     b. In the "Description of Permitted Investments" section, please disclose that MLPs may be subject to energy sector risk.

     RESPONSE. The requested change has been made.

     c. In the "Taxes" section, please clarify that if a Fund invests in MLPs, its shareholders may receive corrected Forms 1099.

     RESPONSE. The requested change has been made.

14. COMMENT. Please confirm that the Funds are permitted to invest in each of the fixed income securities described in the "Description of Permitted Investments" section.

     RESPONSE. The Adviser confirms that the Funds are permitted to invest in each of the fixed income securities described in the "Description of Permitted Investments" section.

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Trace Rakestraw, Esq.
September 21, 2016
Page 5

15. COMMENT. In the "Description of Permitted Investments" section, please disclose that bank loans (i) may be subject to extended trade settlement periods and (ii) may not be considered securities, and may, therefore, not have the protections afforded by the federal securities laws.

     RESPONSE. The requested changes have been made.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin